UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Years Ended December 31, 2022 and 2021
OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File Number 1-4949

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

(Full title of the plan)

CUMMINS INC.
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
(Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

DECEMBER 31, 2022 AND 2021

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	4

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	6

Notes to Financial Statements	7

Supplemental Schedules

Schedule H, line 4i – Schedule of Assets (Held at End of Year) - Cummins Retirement and Savings Plan	13

Schedule H, line 4i – Schedule of Assets (Held at End of Year) - Cummins Retirement and Savings Plan For Certain Collectively Bargained Employees	14

Schedule H, line 4a – Schedule of Delinquent Participant Contributions - Cummins Retirement and Savings Plan	15

Schedule H, line 4a – Schedule of Delinquent Participant Contributions - Cummins Retirement and Savings Plan For Certain Collectively Bargained Employees	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
     Participants of the Cummins Retirement and Savings Plan and
Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
Columbus, Indiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan and Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees (collectively, the “Plans”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the year ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) – Cummins Retirement and Savings Plan, Schedule H, line 4i – Schedule of Assets (Held at End of Year) – Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees, Schedule H, line 4a – Schedule of Delinquent Participant Contributions – Cummins Retirement and Savings Plan, and Schedule H, line 4a – Schedule of Delinquent Participant Contributions – Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
  /s/ BLUE  & CO., LLC
BLUE & CO., LLC
We have served as the Plan's auditor since 2002.
Seymour, Indiana
May 26, 2023

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2022
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
ASSETS

Plan's interest in net assets of the Cummins Inc. Master Retirement Savings Trust (Note 3):
Investments
At fair value:
Cummins Inc. common stock fund	$616,496,107	$5,457,322
Common/Collective trust funds	3,036,511,551	61,951,634
Registered investment companies	277,573,308	3,901,788
Total at fair value	3,930,580,966	71,310,744
At contract value:
Synthetic guaranteed investment contract	393,651,832	49,285,304
Accrued income, expenses and pending trades - net	(224,113)	(4,573)
Plan's total interest in the Cummins Inc. Master Retirement Savings Trust	4,324,008,685	120,591,475

Employer contributions receivable	11,910,626	5,115
Employee contributions receivable	4,016,455	45,997
Notes receivable from participants	45,691,792	815,109
Net assets available for benefits	$4,385,627,558	$121,457,696

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2021
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
ASSETS

Plan's interest in net assets of the Cummins Inc. Master Retirement Savings Trust (Note 3):
Investments
At fair value:
Cummins Inc. common stock fund	$567,690,741	$5,979,721
Common/Collective trust funds	3,254,070,831	61,752,208
Registered investment companies	809,768,465	34,441,222
Total at fair value	4,631,530,037	102,173,151
At contract value:
Synthetic guaranteed investment contract	333,437,174	47,866,684
Accrued income and pending trades - net	1,300,458	26,540
Plan's total interest in the Cummins Inc. Master Retirement Savings Trust	4,966,267,669	150,066,375

Employer contributions receivable	12,102,730	8,865
Employee contributions receivable	3,812,674	53,440
Notes receivable from participants	46,106,603	911,096
Net assets available for benefits	$5,028,289,676	$151,039,776

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended
	December 31, 2022
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
Additions
Contributions:
Employer	$86,735,435	$281,573
Employee	196,524,526	2,705,603
Rollovers	14,334,057	99,374
Plan interest in Cummins Inc. Master Retirement Savings Trust investment loss	(642,565,750)	(13,569,755)
Interest on notes receivable from participants	2,079,805	36,376
Total additions - net	(342,891,927)	(10,446,829)

Deductions
Benefits paid to participants	299,931,746	17,866,167
Administrative expenses	1,088,148	19,381
Total deductions	301,019,894	17,885,548

Fund transfers with an affiliate plan	1,249,703	(1,249,703)

Net change in net assets available for benefits	(642,662,118)	(29,582,080)

Net assets available for benefits, beginning of year	5,028,289,676	151,039,776

Net assets available for benefits, end of year	$4,385,627,558	$121,457,696

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Cummins Retirement and Savings Plan (the “Salaried RSP”) and Cummins Retirement and Savings Plan For Certain Collectively Bargained Employees (the "Hourly RSP") (collectively, the "Plans") provides only general information. Participants should refer to each of the plan documents for a more complete description of the provisions of the Plans.
General
The Plans are defined contribution plans designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plans by Cummins Inc. (the “Company” or the "Plan Sponsor"). For the Salaried RSP, eligible employees are salaried and non-bargaining hourly employees of the Company, as well as union employees who have harmonized their benefits with the plan. For the Hourly RSP, eligible employees are certain bargaining unit employees of the Company. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
Cummins Inc. Master Retirement Savings Trust (“Master Trust”) holds the investments of the Plans. The trustee for the Master Trust is the Northern Trust Company (the “Trustee”).
Transfers
As union groups that are still part of the Hourly RSP agree to accept the benefits of the Salaried RSP through negotiations and if participants transfer between different locations within the Company, their related plan account transfers to the appropriate plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with an affiliate plan.”
Contributions
Participants may contribute up to 50 percent of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-three investment options, including the Cummins Inc. common stock fund.
For both the Salaried RSP and Hourly RSP, certain participant contributions in 2022 and 2021 were paid after the time frame required by the Department of Labor. The Plan Sponsor remitted the 2021 late contributions and some of the related lost earnings during 2021 to each of the plans. The remaining late contributions and lost earnings were paid into each of the Plans in 2022.
Matching Contributions
For the Salaried RSP, the Company matches participant contributions at 100 percent of the first 1 percent of participant’s wages contributed plus 50 percent of the next 5 percent contributed.
For the Hourly RSP, the Company matches participant contributions using various formulas of participant’s wages contributed to the specified limitations based on the participant’s employing company, as defined.
For both Plans, the matching contribution is made in the form of cash. The entire matching contribution is invested at the participant’s discretion based on the investment options available, including the Cummins Inc. common stock fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations of plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the respective plan document.
Vesting
Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments
Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 72. The Plans also permit hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.
Notes Receivable from Participants
A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50 percent of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under each of the Plans to discontinue its contributions at any time and to terminate either of the Plans subject to the provisions of ERISA.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plans have been prepared on an accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of defined contribution plans attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plans.
Investments
The Plans' investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, except for the Synthetic Guaranteed Investment Contract ("Synthetic GIC"). The fully-benefit responsive Synthetic GIC is valued at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses.
The Master Trust's investments in registered investment companies and common stock are valued at the closing price reported on the active market on which the individual securities are traded. The common/collective trust funds are valued at net asset value per share ("NAV") (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Allocation of Master Trust Assets and Transactions
The investment income and expenses of the Master Trust are allocated to each Plan based on the relationship of each Plan's investment balances to the total Master Trust investment balances.
Payment of Benefits
Benefit payments are recorded when paid.
Administrative Expenses
Substantially all costs of administering the Plans are paid by the Company. However, a portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05 percent of the participant’s account balance up to a maximum of $5).

Reclassification
Certain 2021 amounts have been reclassified to conform to the 2022 presentation.
Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Master Trust invests in various securities. Investment securities, including Cummins Inc. common stock, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
NOTE 3. INVESTMENTS IN MASTER TRUST
The Plans' investments are held in the Master Trust. The Plans' interests in the net assets of the Master Trust are presented in the accompanying financial statements. The following investments are held by the Master Trust.

	December 31,
	2022	2021
At fair value:
Cummins Inc. common stock fund	$621,953,429	$573,670,462
Common/collective trust funds	3,098,463,185	3,315,823,039
Registered investment companies	281,475,096	844,209,687
	4,001,891,710	4,733,703,188
At contract value:
Synthetic GIC	442,937,136	381,303,858
Total	$4,444,828,846	$5,115,007,046
Net investment income of the Master Trust for the year ended December 31, 2022 is as follows:

Net realized and unrealized gains and losses on investments	$(687,009,082)
Interest and dividend income	30,873,577
Net investment loss	$(656,135,505)
The Master Trust has a Synthetic GIC. A Synthetic GIC, the Stable Value Fund, is a wrap contract paired with an underlying investment or investments, usually a portfolio owned by the Master Trust, of high-quality, intermediate-term, fixed-income common/collective trust funds. The Synthetic GIC’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plans.
In a Synthetic GIC, the underlying investments are owned by the Synthetic GIC and held in trust for participants. The Synthetic GIC purchases a wrapper contract from financial services institutions. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
In certain circumstances, the amount withdrawn from the Synthetic GIC would be payable at fair value rather than at contract value. These events include termination of either of the Plans, a material adverse change to the provisions of either of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Synthetic investment contracts generally impose conditions on both the Plans and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plans to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreements. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plans were unable to obtain a replacement the Plans could seek to add additional issuers over time to diversify the Plans' exposure to such risk, but there is no assurance the Plans may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plans unable to achieve their objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
NOTE 4. CUMMINS STOCK FUND
The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash):

	December 31,
	2022	2021
Number of shares	2,564,339	2,629,827
Market	$621,953,429	$573,670,462

NOTE 5. TAX STATUS
The Internal Revenue Service has determined by opinion letters for each of the Plans dated October 5, 2016, that the individual Plans and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although each of the Plans have been amended subsequent to October 5, 2016, the Plan administrator believes that the Plans are designed and are currently operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.
The Plans are subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2019.
NOTE 6. RELATED PARTY TRANSACTIONS
Northern Trust Company is the Master Trust trustee and custodian, and certain Master Trust investments are shares of mutual funds or units in the Cummins Inc. common stock fund managed by Northern Trust Company. Cummins Inc. is the Plan Sponsor of each plan. Transactions with these parties qualify as party-in-interest transactions.
NOTE 7. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the hierarchy, the Master Trust’s assets measured at fair value on a recurring basis:

	December 31, 2022		December 31, 2021
Master Trust level assets	Fair Value	Level 1	Fair Value	Level 1
Registered investment companies	$281,475,096	$281,475,096	$844,209,687	$844,209,687
Common stocks	621,953,429	621,953,429	573,670,462	573,670,462
Total assets in the fair value hierarchy	903,428,525	$903,428,525	1,417,880,149	$1,417,880,149
Common/collective trust funds*	3,098,463,185		3,315,823,039
Investments at fair value	$4,001,891,710		$4,733,703,188

* Common/collective trust funds are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth the Master Trust's assets valued at NAV as of December 31, 2022:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$2,028,078,327	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	472,029,179	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	24,147,685	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	54,392,160	None	Daily	None	None
Sprucegrove International Fund	60,368,893	None	Daily	None	10 days
Loomis Sayles Large Growth Fund	240,250,244	None	Daily	None	None
Aristotle Collective Investment Trust Fund	39,927,050	None	Daily	None	5 days
Short Term Investment Fund	7,183,939	None	Daily	None	None
Capital Group Growth Fund of America Trust Fund	55,921,535	None	Daily	None	5 days
BNY Mellon Walter Scott International Fund	44,945,259	None	Daily	None	None
Aristotle Collective Trust Investment Trust Small/Mid Capital Equity	35,670,244	None	Daily	None	5 days
Earnest Partners Multiple Investment Trust	35,548,670	None	Daily	None	5 days

The following table sets forth the Master Trust's assets valued at NAV as of December 31, 2021:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$2,040,287,519	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	560,185,092	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	25,544,114	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	60,528,846	None	Daily	None	None
Royce Total Return Collective Trust Fund	85,994,871	None	Daily	None	7 days
BNY Mellon Walter Scott International Fund	61,012,353	None	Daily	None	None
Aristotle Collective Investment Trust Fund	44,384,967	None	Daily	None	5 days
Short Term Investment Fund	4,761,738	None	Daily	None	None
Capital Group Growth Fund of America Trust Fund	433,123,539	None	Daily	None	5 days

SUPPLEMENTAL SCHEDULE

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) - CUMMINS RETIREMENT AND SAVINGS PLAN
December 31, 2022
EIN 35-0257090
Plan Number: 020
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participants	Participant loans - 1 - 4 1/2 year maturity
		4.25% - 8%	$0	$45,691,792

* Party in interest

SUPPLEMENTAL SCHEDULE

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR) - CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES
December 31, 2022
EIN 35-0257090
Plan Number: 030
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participants	Participant loans - 1 - 4 1/2 year maturity
		4.25% - 8%	$0	$815,109

* Party in interest

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
CUMMINS RETIREMENT AND SAVINGS PLAN
Year Ended December 31, 2022
				EIN 35-0257090
				Plan Number: 020
Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$—	$—	$470,411	$—

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES
Year Ended December 31, 2022
				EIN 35-0257090
				Plan Number: 030
Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$—		$15,391	$—

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN

Date:	May 26, 2023

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasury and Tax

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

Date:	May 26, 2023

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasury and Tax